Symetra Life Insurance Company [Mail to: PO Box 34690 | Seattle, WA 98124-1690 Overnight to: 777 108th Avenue NE, Suite 1200 | Bellevue, WA 98004-5135 Phone 1-800-796-3872 ]

SURRENDER VALUE ENHANCEMENT RIDER
This Rider (“Rider”) becomes a part of the Policy to which it is attached (“the Policy”). All terms of the Policy that do not conflict with this Rider’s terms apply to this Rider. If there is a conflict between the terms of this Rider and the terms of the Policy, the terms of this Rider shall prevail. There is a one-time charge for this Rider and it has no Policy Value or Loan Amount.

Rider Benefit
This Rider increases the Net Surrender Value of the Policy to which it is attached by replacing the Surrender Charges in the Policy with an alternate set of Surrender Charges which is shown on the Policy Specifications page.

Rider Charge
There is a one-time rider charge taken as part of the Monthly Deduction on the Issue Date of the Policy to which this Rider is attached. The Surrender Value Enhancement Charge is shown on the Policy Specifications page. This charge once assessed is not refundable.

Reinstatement
If the Policy to which this Rider is attached is reinstated, this Rider may be reinstated.

Termination
This Rider will terminate on the date the Policy terminates or the date you choose to terminate the rider but the Surrender Charge Schedule shown in the Your Policy will remain in effect.

Effective Date
This Rider is effective on the Issue Date or the effective date of Reinstatement of the Policy to which it is attached.

                            Symetra Life Insurance Company

                            [                  ]

                            [David S Goldstein]
                            [Secretary]

[IUL]
Symetra® is a registered service mark of Symetra Life Insurance Company.
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